UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on December 11, 2023, Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (“Star Bulk” or the “Company”), Star Infinity Corp., a Republic of the Marshall Islands corporation and wholly-owned subsidiary of Star Bulk (“Merger Sub”), and Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (“Eagle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Star Bulk and Eagle have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger whereby Merger Sub will merge with and into Eagle, resulting in Eagle surviving the merger as a wholly owned subsidiary of Star Bulk (the “Eagle Merger”). The completion of the Eagle Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement. These include, among others, the approval and authorization of the Merger Agreement and the Eagle Merger at the Eagle shareholders special meeting scheduled for April 5, 2024. The Eagle Merger is expected to close in the first half of 2024, subject to the satisfaction or waiver of the closing conditions. This report on Form 6-K includes the following financial statements that are related to the Eagle Merger:

(i)
in exhibit 99.1, the audited consolidated balance sheets of Eagle as of December 31, 2023 and 2022 and the related audited consolidated statements of operations, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto and the report of independent registered public accounting firm thereon.

(ii)
in exhibit 99.2, (i) the unaudited pro forma condensed combined balance sheet of the Company as of December 31, 2023, which gives effect to the Eagle Merger as if it had been consummated on December 31, 2023 (the “pro forma condensed combined balance sheet”), and (ii) the unaudited pro forma condensed combined income statement of the Company for the year ended December 31, 2023, which gives effect to the Eagle Merger as if it had been consummated on January 1, 2023 (the “pro forma condensed combined income statement” and, together with the pro forma condensed combined balance sheet, the “pro forma condensed combined financial information”). The unaudited pro forma condensed combined financial information is presented to illustrate the proposed merger of Star Bulk and Eagle. The pro forma condensed combined financial information is based upon, derived from, and should be read in conjunction with the following: (i) the historical audited consolidated financial statements of Star Bulk, which are available in Star Bulk’s Annual Report on Form 20‑F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2024, and (ii) the historical audited consolidated financial statements of Eagle, which are available in Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 4, 2024.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the financial position or results of operations of Star Bulk, following the closing of the Eagle Merger (the “combined company”), actually would have been had the Eagle Merger occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors.

INCORPORATION BY REFERENCE

The exhibits to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-4 (File No. 333-276621), Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by Star Bulk under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	uncertainties as to the timing of the proposed Eagle Merger;
●	the possibility that the closing conditions, including approval of Eagle’s shareholders, to the proposed Eagle Merger may not be satisfied or waived;
●	the possibility that costs or difficulties related to the integration of the Company’s and Eagle’s operations will be greater than expected;
●	the effects of disruption by the announcement of the proposed Eagle Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners;
●	risks related to the proposed Eagle Merger diverting management’s attention from the Company’s and Eagle’s ongoing business operations;
●	the possibility that the expected synergies and value creation from the proposed Eagle Merger will not be realized, or will not be realized within the expected time period;
●
the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the proposed Eagle Merger or result in significant costs of defense, indemnification and liability;

●	transaction costs related to the Eagle Merger;
●	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
●	the strength of world economies;
●	the stability of Europe and the Euro;
●	fluctuations in currencies, interest rates and foreign exchange rates;
●	business disruptions due to natural and other disasters or otherwise, such as the impact of any new outbreaks or new variants of coronavirus that may emerge;
●	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;
●	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
●	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
●	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
●
the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

●	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets;
●
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

●	potential cyber-attacks which may disrupt our business operations;

●
general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden;

●	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
●
our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●
potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

●	the availability of financing and refinancing;
●	the failure of our contract counterparties to meet their obligations;
●	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;
●	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
●	vessel breakdowns and instances of off-hire;
●	potential exposure or loss from investment in derivative instruments;
●	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
●	our ability to complete acquisition transactions as and when planned and upon the expected terms;
●	the impact of port or canal congestion or disruptions; and
●	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2023, filed with the SEC on March 13, 2024.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, whether as a result of new information, future events, a change in the Company’s views or expectations or otherwise, except as required by applicable law.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Eagle Merger between Star Bulk and Eagle. In connection with the proposed Eagle Merger, Star Bulk filed with the SEC a registration statement on Form F-4 on January 19, 2024, which was amended on February 8, 2024 and declared effective on February 12, 2024, that includes a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed Eagle Merger. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed Eagle Merger. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, were included in Form F-4, including the proxy statement/prospectus regarding the proposed Eagle Merger, filed on January 19, 2024, which was amended on February 8, 2024 and declared effective on February 12, 2024, and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 13, 2024. Information regarding Eagle’s directors and executive officers is available in the sections entitled Corporate Governance-The Board of Directors and “Executive Officers” of Eagle’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2024

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

99.1
Audited consolidated balance sheets of Eagle Bulk Shipping Inc. as of December 31, 2023 and 2022 and the related audited consolidated statements of operations, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto and the report of independent registered public accounting firm thereon (incorporated herein by reference from pages F-2 through F‑41 of Eagle Bulk Shipping Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-33831), filed with the SEC on March 4, 2024)

99.2	Unaudited pro forma condensed combined financial information of Star Bulk Carriers Corp. as of and for the year ended December 31, 2023